Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

VersaBank

2002 – 140 Fullarton Street

London, Ontario
N6A 5P2

Item 2	Date of Material Change

October 7, 2021

Item 3	News Release

A news release describing the material change was issued on October 26, 2021, through the facilities of Canada News Wire and subsequently filed on SEDAR and EDGAR.

Item 4	Summary of Material Change

VersaBank (the “Bank”) announced the cancellation and return to treasury of 7,477 unexchanged common shares (0.0272% of outstanding common shares).

The cancellation of shares was effective on October 7, 2021.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

VersaBank announced the cancellation and return to treasury of 7,477 unexchanged common shares (0.0272% of outstanding common shares). The cancelled shares represent predecessor share classes which have not been deposited and exchanged for VersaBank common shares in connection with the Bank’s amalgamation with PWC Capital Inc. on January 31, 2017.

The cancellation of shares was effective on October 7, 2021. Due to inadvertence and miscommunication between the Bank and its transfer agent, the Bank did not become aware that the share cancellation had been completed until October 25, 2021.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact:

David Taylor

President & Chief Executive Officer

Telephone No: (519) 675-4206

Item 9	Date of Report

October 26, 2021